

March 10, 2014

<u>Via E-mail</u>
Charles Liang
President, Chief Executive Officer and Chairman of the Board
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, CA 95131

    Re: **Super Micro Computer, Inc.**
           Form 10-K for the fiscal year ended June 30, 2013
           Filed September 11, 2013
           Form 10-Q for the quarterly period ended September 30, 2013
           Filed November 7, 2013
           File No. 001-33383

Dear Mr. Liang:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief